Exhibit 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION
AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis (“MD&A”), dated March 23, 2007, should be read in conjunction with the Consolidated Financial Statements for December 31, 2006 and related notes thereto which appear elsewhere in this report. All figures in this MD&A are expressed in US dollars, unless stated otherwise.

OVERVIEW

IAMGOLD Corporation (“IAMGOLD” or “IMG” or the “Company”) is an established mid-tier gold mining and exploration company. Following the acquisition of Gallery Gold Limited in March 2006, and Cambior in November 2006, IAMGOLD’s interests include eight operating gold mines, a niobium producer, and exploration projects located throughout Africa and the Americas. Its advanced exploration projects include the Camp Caiman project in French Guiana, and Quimsacocha project in Ecuador. IAMGOLD’s securities trade on the Toronto, New York, and Botswana stock exchanges.

Net earnings for 2006 were $72.5 million or $0.39 per share, net of earnings from discontinued operations of $0.1 million, compared to $20.5 million or $0.14 per share for 2005 and $11.6 million or $0.08 per share for 2004. Earnings in 2006 benefited from stronger gold prices but were partially offset by higher operating costs. The increase in earnings is mainly a result of higher gold prices, and both increased production and cost containment success at the Sadiola and Yatela mines in Mali and from the inclusion of results from the Cambior operations from November 8.

Operating cash flow for 2006 was $64.0 million compared to $28.8 million in 2005 and $11.6 million in 2004. The increase is a result of higher earnings, partially offset by increases in non-cash working capital relating to a reduction of accounts payable related to the Cambior acquisition and increases in ore stockpiles at Sadiola, Yatela and Mupane.

ACQUISITIONS

Gallery Gold Limited

On March 22, 2006, the Company acquired all of the issued and outstanding shares of Gallery Gold Limited (“GGL”) in exchange for the issuance of 26,221,468 common shares. GGL, through its subsidiaries, owns a 100% interest in the Mupane gold mine in Botswana and a controlling interest in the Buckreef project in Tanzania. The purchase price has been determined to be $202.3 million, including transaction costs of $2.5 million and the purchase of GGL common share options for $2.4 million . The value was determined based on an exchange ratio of one IAMGOLD share for each 22 GGL shares.

Cambior Inc.

On November 8, 2006, the Company acquired all of the issued and outstanding shares of Cambior Inc. (“Cambior”), an international gold producer with operations, development projects and exploration activities throughout the Americas (Rosebel mine, Doyon Division, Sleeping Giant mine, Niobec mine and Camp Caiman project). As consideration for the transaction, the Company issued 116,258,765 common shares along with options and warrants exercisable for 10.8 million common shares of IAMGOLD. The purchase price has been determined to be $1.1 billion, including transaction costs of $4.9 million. The value was determined based on an exchange ratio of 0.42 IAMGOLD share for each Cambior share.

Cambior’s activities have been accounted for in IAMGOLD’s results since the closing date of the transaction. The acquisition was accounted for under the purchase method with the fair value of the consideration allocated to the fair value of the identifiable assets and liabilities on the closing date.

Fair Values

The preliminary allocations of the fair values of the consideration for both transactions to the fair values of the identifiable assets and liabilities on the respective closing dates are set out below. The Company intends to retain outside specialists to assist in determining the final allocations. This process is expected to be completed in the first quarter of 2007 for GGL and the third quarter of 2007 for Cambior.

Fair value ($000’s)	GGL	Cambior	Total
Assets acquired and liabilities assumed:	$	$	$
Cash and cash equivalents	971	7,183	8,154
Mining assets	135,668	784,601	920,269
Exploration and development	96,582	189,049	285,631
Net assets held for sale	-	24,219	24,219
Other assets	18,873	99,807	118,680
Goodwill	72,405	330,638	403,043
Current liabilities	(11,186)	(94,010)	(105,196)
Long-term debt	(16,589)	(33,716)	(50,305)
Forward sales liability and gold call option	(59,711)	(16,205)	(75,916)
Asset retirement obligations	(2,506)	(38,380)	(40,886)
Accrued benefit liabilities	-	(8,897)	(8,897)
Future income and mining tax liabilities	(32,178)	(135,827)	(168,005)
Non-controlling interest	-	(3,502)	(3,502)
	202,329	1,104,960	1,307,289
Consideration paid:
Issue of 26,221,468 common shares of the Company	197,448	-	197,448
Issue of 116,258,765 common shares of the Company	-	1,062,605	1,062,605
Settlement of GGL common share options	2,402	-	2,402
Issue of 2,428,873 IAMGOLD equivalent options	-	13,062	13,062
Issue of warrants equivalent to 8,400,000 IAMGOLD shares	-	24,403	24,403
Transaction costs	2,479	4,890	7,369
	202,329	1,104,960	1,307,289

SUMMARIZED FINANCIAL RESULTS

(in $000’s except where noted)	2006	2005	2004
	$	$	$
Cash, short-term deposits and gold bullion	173,376	110,197	85,436
Net current working capital	102,056	114,527	102,562
Total assets	2,278,676	468,985	448,002
Long-term loans, including current portion	38,888	6,924	10,437
Revenues	303,345	129,774	121,872
Earnings from working interests	28,874	15,467	13,149
Net earnings from continuing operations	72,388	20,494	11,609
Net earnings from discontinued operations, net of tax	93	-	-
Net earnings	72,481	20,494	11,609
Basic and diluted net earnings from continuing operations per share	0.39	0.14	0.08
Basic and diluted net earnings per share	0.39	0.14	0.08
Cash dividends declared per share (C$)	0.07	0.07	0.06
(US$)	0.06	0.06	0.05
Operating cash flow	63,991	28,814	11,581
Gold produced (000 oz - IMG share)	642	447	432
Weighted average GI cash cost ($/oz - IMG share)*	322	276	248
Average gold spot price ($/oz)**	604	445	410
* Weighted average Gold Institute cash cost is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.
** Average gold price as per the London PM fix.

Quarterly Financial Review
(in $000’s except where noted)

2006	Q1	Q2	Q3	Q4	Total
	$	$	$	$	$
Revenues	44,481	71,955	65,659	121,250	303,345
Net earnings from continuing operations	19,851	29,838	13,425	9,274	72,388
Net earnings from discontinued operations	-	-	-	93	93
Net earnings	19,851	29,838	13,425	9,361	72,481
Basic and diluted net earnings from continuing operations per share	0.13	0.17	0.08	0.04	0.39*
Basic and diluted net earnings per share	0.13	0.17	0.08	0.04	0.39*
Operating cash flow from continuing operations	21,794	24,276	17,919	2	63,991
2005	Q1	Q2	Q3	Q4	Total
	$	$	$	$	$
Revenues	29,493	29,539	31,316	39,426	129,774
Net earnings	7,743	2,375	4,198	6,178	20,494
Basic and diluted net earnings per share	0.05	0.02	0.03	0.04	0.14
Operating cash flow	8,533	5,680	1,828	12,773	28,814

*	As the weighted average number of shares differ on a quarterly basis compared to the annual average, quarterly earnings per share do not sum to the annual earnings per share.

IAMGOLD ATTRIBUTABLE PRODUCTION AND COSTS

The table below presents the production attributable to IAMGOLD’s ownership in its operating gold mines along with the weighted average cost of production.

	2006					2005	2004
Production (000 oz)	Q1	Q2	Q3	Q4	Total	Total	Total
Sadiola—38%	42	52	46	50	190	168	173
Yatela—40%	33	40	33	34	141	98	97
Tarkwa—18.9%	36	33	33	34	136	137	105
Damang—18.9%	12	11	9	8	41	43	56
Mupane—100%	-	22	19	24	65	-	-
Rosebel—95%	-	-	-	38	38	-	-
Doyon—100%	-	-	-	23	23	-	-
Sleeping Giant—100%	-	-	-	8	8	-	-
Total production	123	158	140	219	642	447	432
Total cash cost ($/oz—IMG share)*	294	315	348	389	344	295	265
GI cash cost* ($/oz—IMG share)	271	290	329	368	322	276	248

*	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

Gold production at the operating mines in 2006 was 44% and 49% ahead of production compared to 2005 and 2004. The increase in 2006 is mainly a result of the addition of production from the Mupane, Rosebel, Doyon and Sleeping Giant mines, and excellent performance at the Sadiola and Yatela mines.

The Company’s attributable share of gold production in 2007 from the above operating mines is expected to be 1,000,000 ounces of gold at a Gold Institute cash cost, including all royalties, of $395 per ounce.

MARKET TRENDS

IAMGOLD generates revenues from the sale of gold and ferroniobium.

GOLD MARKET

During 2006, the gold price displayed considerable volatility. Gold price averaged $604 per ounce but traded between $525 and $725 per ounce throughout the year. The closing price for 2006 was $632 per ounce.

In the first half of 2006, the gold price was impacted by political uncertainty as well as continued investment demand for bullion via purchases of commodity indices products. The second half activity level was relatively muted as net buying activity switched to more range trading activity.

Purchases related to jewelry demand dropped significantly in the first half in reaction to gold price volatility but stabilized during the second half.

Net sales of gold by the official sector were considerably less than expected during 2006. This was due to lower sales from the participants in the Central Bank Gold Agreement. In addition, a number of countries outside the agreement announced plans or interest in raising central bank gold reserves.

GOLD PRICE - LONDON PM FIX (US$/OZ)

NIOBIUM MARKET

Niobium is a strengthening element used in the manufacture of specialty steel alloys. Small additions of niobium increase the strength and durability of steel used in pipelines, the automobile industry and structures.

Unlike most other commodities, the niobium price remained constant over the past five years, however it has risen in 2006. Niobium demand has increased due to a general increase in the use of niobium, high demand in China and the additional use of niobium as a substitute for other, higher-priced specialty alloys.

IAMGOLD is now one of three producers worldwide, and has held a market share of between 10% and 15% over the past five years. The market is dominated by a Brazilian producer that strongly influences market conditions. IAMGOLD’s competitiveness in certain markets is also impacted by tariffs and duties imposed by governments. Nevertheless, steady market growth has enabled production and sales to expand. Growth in the use of niobium is expected to continue.

RESULTS OF OPERATIONS

MINING INTERESTS

	2006					2005	2004
($ 000’s)	Q1	Q2	Q3	Q4	Total	Total	Total
	$	$	$	$	$	$	$
Revenues	42,751	70,528	63,654	119,027	295,960	119,393	112,663
Mining costs	20,622	29,100	30,621	76,732	157,075	79,288	69,333
Depreciation and depletion	6,105	11,644	10,178	17,826	45,753	20,605	20,592
Earnings from mining interests	16,024	29,784	22,855	24,469	93,132	19,500	22,738

Mining interests include the Company’s proportionate share of assets, liabilities and results of operations from its joint venture interests in the Sadiola and Yatela mine and the financial position, results of operations from the 100% owned Mupane mine from April 1st, 2006, and results of operations from the 95% owned Rosebel mine and 100% owned Doyon, Sleeping Giant and Niobec mines from November 8, 2006.

The Company’s 2006 consolidated mining revenues were 148% higher than 2005 and 163% higher than 2004. The increase in 2006 was attributable to an increase in the average gold price and an increase in attributable gold production. The production increases in 2006 were attributable to the acquisition of the Mupane, Rosebel, Doyon, Sleeping Giant and Niobec mines plus excellent performance from the Sadiola and Yatela mines. The average gold revenue recorded for all gold mines was $608 per ounce in 2006 (2005 - $447 per ounce; 2004 - $408 per ounce). Average gold spot price in 2006 was $603 per ounce (2005 - $445 per ounce; 2004 - $410 per ounce).

The Company’s mining costs of $157.1 million in 2006 were 98% and 126% higher than in 2005 and 2004 as a result of the increased production, the acquisition of mines and a general increase in the cost of supplies, fuel and labour used in production. Specifically, gold cash costs as defined by the Gold Institute increased to $311 per ounce in 2006 compared to $269 per ounce and $260 per ounce in 2005 and in 2004.

In 2006, the Company expensed $3.4 million (2005 - $0.4 million and 2004 - $0.1 million) for exploration at the mine level in accordance with the Company’s accounting policies and have been included in mining costs. Exploration expenditures totaling $2.2 million were capitalized at these mines in 2006 (2005 - $1.0 million).

Sadiola Mine (IAMGOLD interest - 38%)
Summarized Results
100% Basis

	2006					2005	2004
	Q1	Q2	Q3	Q4	Total	Total	Total
Waste mined (000t)	3,270	4,416	4,084	5,484	17,255	12,950	8,910
Marginal ore mined (000t)	206	154	130	228	717	810	1,000
Ore mined (000t)	1,546	1,324	1,007	1,583	5,460	5,570	5,630
Total material mined (000t)	5,022	5,894	5,221	7,295	23,433	19,330	15,540
Strip ratio*	2.3	3.5	4.1	3.6	3.3	2.5	1.8
Ore milled (000t)	1,110	1,210	1,320	1,181	4,821	5,030	5,150
Head grade (g/t)	3.5	4.2	3.1	4.9	3.9	3.2	3.8
Recovery (%)	88	85	93	77	86	86	76
Gold production - 100% (000 oz)	111	136	121	131	499	442	458
Gold sales - 100% (000 oz)	111	131	127	127	496	445	458
Gold revenue ($/oz)**	553	628	626	614	607	446	420
Direct cash costs ($/oz)***	285	259	268	309	280	279	234
Production taxes ($/oz)***	33	36	39	36	36	27	24
Total cash costs ($/oz)***	318	295	307	345	316	306	258
Cash cost adjustments ($/oz)***	(45)	(38)	(38)	(52)	(43)	(36)	(12)
GI cash costs ($/oz)***	273	257	269	293	273	270	246
*	Strip ratio is calculated as waste plus marginal ore divided by full-grade ore.
*	Gold revenue is calculated as gold sales divided by ounces of gold sold.
***	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

Tonnages mined in 2006 were 21% higher than 2005 due to better equipment availability and a clement rainy season. Ore mined was 2% lower in 2006 than 2005, while waste mined increased 33%. The resulting stripping ratio increased from 2.5 in 2005 to 3.3 in 2006. The head grade of the ore provided to the mill was 22% higher in 2006 than 2005 due to the processing of more higher grade sulphide ores. In 2006, 38% of the mill feed was sulphide material versus 26% in 2005.

Direct cash costs in 2006, at $140 million, were higher than the $123 million recorded during 2005 while unit costs were essentially unchanged. This is a result of the higher production achieved in 2006 and a change in the oxide/sulphide feed ratio to the mill. Sulphide ores are generally higher grade than oxide ores, but are also more costly to process. The ratio of sulphides fed to the mill in 2006 was higher than the 2005 ratio. The cash cost per ounce at $273 was marginally higher than the $270 in 2005 due to the higher costs which were mainly offset by the higher gold production.

During 2006 metallurgical test work was completed on the deep sulphide ore as part of the pre-feasibility study. Preliminary results show that gold recoveries of 75% are possible using a combination of gravity recovery and cyanidation, which is an improvement from the 65% gold recovery obtained in earlier testwork. Work will continue in 2007 on improving the metallurgical process in order to complete a full feasibility study on deep sulphides in 2007. Diamond drilling for the deep sulphides continued in 2006 to increase drilling density of the higher grade footwall bands in order to convert material currently classified as inferred resources into the indicated category. This drilling will continue in 2007.

Additions to capital assets at Sadiola amounted to $10.3 million for 2006 which was 47% lower than spending in 2005. The main areas of expenditures were additional fleet mobilization charges, brownfields exploration and mining contract renewal costs.

Profit distributions of $87.5 million were made by Sadiola during 2006, with IAMGOLD’s share being $33.2 million.

For 2007, production at Sadiola is expected to be lower at 445,000 ounces at a cash cost of $360 per ounce. Production is decreasing due to lower grades of oxide material scheduled to be processed and lower gold recovery from the sulphide ore, while costs are increasing due to the higher cost of processing more sulphide ore and higher mining volume scheduled to be mined. Capital for 2007 is estimated to increase to $18 million and will be spent on the deep sulphide feasibility study and deep sulphide drilling, exploration at the satellite pits, installation of a gravity circuit in the plant and camp relocation costs.

Yatela Mine (IAMGOLD interest - 40%)
Summarized Results
100% Basis

	2006					2005	2004
	Q1	Q2	Q3	Q4	Total	Total	Total
Waste mined (000t)	2,028	2,358	3,245	4,001	11,633	11,550	15,700
Marginal ore mined (000t)	252	148	40	80	520	1,030	1,750
Ore mined (000t)	755	713	258	471	2,196	1,820	3,670
Total material mined (000t)	3,035	3,219	3,542	4,553	14,349	14,400	21,120
Strip ratio*	3.0	3.5	12.9	8.7	5.5	6.9	4.7
Ore crushed (000t)	820	810	670	907	3,205	3,150	2,870
Head grade (g/t)	4.5	4.9	3.0	3.9	4.1	3.0	3.4
Gold stacked (000/oz)	119	128	64	101	412	302	314
Gold production - 100% (000 oz)	82	100	84	85	352	247	242
Gold sales - 100% (000 oz)	87	100	84	83	354	245	241
Gold revenue ($/oz)**	555	627	621	618	606	449	410
Direct cash costs ($/oz)***	200	200	228	262	221	266	281
Production taxes ($/oz)***	36	38	37	36	37	28	25
Total cash costs ($/oz)***	236	238	264	298	258	294	306
Cash cost adjustments ($/oz)***	(29)	(21)	(25)	(64)	(34)	(25)	(43)
GI cash costs ($/oz)***	207	217	239	234	224	269	263
*	Strip ratio is calculated as waste plus marginal ore divided by full-grade ore.
**	Gold revenue is calculated as gold sales divided by ounces of gold sold.
***	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

Gold production for 2006 was 43% higher than 2005 at 352,000 ounces. The increase in gold production was the direct result of a 2% increase in the tonnes stacked and a 38% increase in the gold grade stacked. Tonnes mined in 2006 were similar to 2005, however 21% more ore was mined in 2006 than in 2005 due to fewer rain-associated delays during the 2006 rainy season and the mining of the KW18 satellite pit in 2006. A pit cutback of the main Yatela pit was approved in the first quarter of 2006 and stripping commenced in May. As a result of the pit deepening, the life of Yatela will be extended to 2010 rather than closing in 2007 as previously planned.

Direct cash costs for 2006 were $78 million, which is more than the $66 million recorded in 2005. The increase is primarily a result of the changes in production levels. Gold Institute cash costs of $224 per ounce were 18% lower in 2006 as a result of higher gold production and improved performance on all fronts in 2006.

Capital expenditures at Yatela totalled $2.4 million for 2006 which was a decrease from the $6 million spent in 2005. Capital in 2006 was spent on the construction of a leach pad and repairs to the solution ponds.

In 2006, Yatela made its first profit distributions to its shareholders of $51.0 million, with IAMGOLD’s share being $20.4 million. During the first half of 2006, Yatela made loan repayments of $53.5 million, with IAMGOLD’s share being $19.4 million, resulting in the Yatela operations becoming debt free as of June 30, 2006. Effective July 4, 2006 Yatela became subject to income tax at a rate of 35% upon expiry of the five year income tax-free period and recorded $13.3 million of current income tax expense for the year.

For 2007 gold production at Yatela is expected to decline 22% to 275,000 ounces at a cash cost of $335 per ounce. The reduction in gold production is a result of less ore being mined from the pit and a resulting drop in stacked gold grade. Capital expenditures will increase to $5 million for leach pad construction associated with the extended mine life.

Mupane Mine (IAMGOLD interest—100%)
Summarized Results
100% Basis

	2006
	Q2	Q3	Q4	Total
Waste mined (000t)	1,832	1,619	1,769	5,214
Marginal ore mined (000t)	70	79	55	205
Ore mined (000t)	284	231	218	733
Total material mined (000t)	2,167	1,928	2,036	6,152
Strip ratio*	6.7	7.4	8.4	7.4
Ore milled (000t)	240	220	228	687
Head grade (g/t)	3.3	3.0	3.6	3.3
Recovery (%)	87	89	90	89
Gold production - 100% (000 oz)	22	19	24	65
Gold sales - 100% (000 oz)	24	21	19	65
Gold revenue ($/oz)**	591	589	618	598
Direct cash costs ($/oz)***	401	497	503	466
Production taxes ($/oz)***	30	34	26	30
Total cash costs ($/oz)***	431	531	529	496
Cash cost adjustments ($/oz)***	(36)	(12)	9	(13)
GI cash cost ($/oz)***	395	519	538	483

*	Strip ratio is calculated as waste plus marginal ore divided by full-grade ore.
**	Gold revenue is calculated as gold sales divided by ounces of gold sold.
***	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

The financial results of Mupane have been incorporated into the Company’s financial results from the date of acquisition of GGL, March 22, 2006.

As at December 31, 2006, the outstanding Mupane forward sales contracts acquired on acquisition of GGL were as follows:

Year	Forward Sales oz	Average Forward Price (US$)	Liability ($000)
2007	77,776	402	16,439
2008	77,776	402	17,874
2009	43,888	407	10,472
Total	199,440	403	44,785

The Mupane forward sales contracts are accounted for as normal purchase and sales contracts whereby deliveries are recorded at their respective forward prices. On delivery of gold into the Mupane forward contracts, the related acquired liability is amortized and recorded into gold revenue. In 2006, during the period from March 22 to year end, 58,332 ounces of gold were delivered under forward sales contracts and 6,780 ounces were sold on a spot basis.

Gold revenue was $39.0 million in 2006 and is comprised of the following:
(in $000)	2006
Forward sales contracts	23,470
Spot sales	4,171
Forward sales liability amortization	11,322
38,963

Gold production for 2006 totalled 65,000 ounces. Tonnage milled in 2006 was lower than expected due to two factors, lower mill availability and increasing ore hardness. Mill availability was affected by a shutdown in the third quarter to change the ball mill pinion gear and several SAG mill motor changes in the fourth quarter. The hardness of the ore has increased as the mine moved into deeper fresh rock resulting in throughput in the mill falling to 80% of design capacity. Throughput was limited by the size of the installed motor on the SAG mill. The Company has not yet found a permanent solution to the situation and continues to operate with sub-optimal motors.

In 2006, six million tonnes were mined which was 25% less than plan. The shortfall in tonnes mined in 2006 was due to poor equipment availability, slower digging in the hard rock resulting in increased cycle times and limits on the drilling capacity. The contractor mobilized three additional trucks and two additional drills to site during the third quarter to overcome these problems.

A liquid oxygen supply was installed during the third quarter to resolve issues with sufficient oxygen available in leach circuit. A new oxygen plant has arrived on site during the first quarter 2007 and should be commissioned during the second quarter 2007.

Due to the under performance of the Mupane facility over the last few quarters, a review of all aspects of the operation has been initiated.

Direct cash costs of $30.0 million in 2006 were higher than expected. Costs were higher due to increased mining unit costs, increased labour rates and costs associated with repairs to the mills. Gold Institute cash costs for 2006 were $483 per ounce. Costs will remain high during the first quarter 2007 as the mill throughput is restricted.

Capital expenditures for 2006 were $1.5 million. This was spent on the purchase of the new oxygen plant, raising the tailings dam and on several smaller capital projects.

Bank debt of $16.3 million was repaid during the year and call options were repurchased for $3.4 million.

Production for 2007 is forecast to be 100,000 ounces at a cash cost of $385 per ounce with capital expenditures of $2.7 million.

Rosebel Mine (IAMGOLD interest—95%)
Summarized Results
100% Basis

for the period November 8 to December 31	2006
Q4
Waste mined (000t)	4,249
Ore mined (000t)	1,133
Total material mined (000t)	5,382
Strip ratio*	3.8
Ore milled (000t)	1,173
Head grade (g/t)	1.1
Recovery (%)	92
Gold production - 100% (000 oz)	40
Gold sales - 100% (000 oz)	43
Gold revenue ($/oz)**	625
Direct cash costs ($/oz)***	358
Royalties ($/oz)***	58
Total cash costs ($/oz)***	416
GI cash cost ($/oz)***	416
*	Strip ratio is calculated as waste plus marginal ore divided by full grade ore.
**	Gold revenue is calculated as gold sales divided by ounces of gold sold.
***	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

The Rosebel mine is located in Suriname, South America, approximately 100 km south of Paramaribo, the country’s capital. The mine has been in production since February 2004. IAMGOLD holds 95% of the participating share capital of Rosebel Gold Mines NV, the Surinamese company that holds the interest. The Republic of Suriname holds the remaining 5%.

During 2006, the Rosebel mine produced 300,700 ounces of gold. The production attributable to IAMGOLD subsequent to November 8, 2006 is 38,000 ounces at a Gold Institute cash cost of $416 per ounce.

Rosebel’s production is subject to royalties and a price participation right, payable as follows:

• To Grassalco (a state-owned entity): 2% of gold produced, plus 6.5% of the market price in excess of $425 per ounce using the average market price for a given quarter.

• To a foundation that promotes local development of natural resources in Suriname, a royalty of 0.25% of all minerals produced.

• As consideration for the acquisition of the residual 50% interest in Rosebel in May 2002, a price participation right of 10% of the average quarterly market price in excess of $300 per ounce on gold production from soft and transitional ore, and in excess of $350 per ounce from hard rock ore.

Capital expenditures amounted to $5.9 million since the acquisition to year end for drills, dozers, tailings and exploration.

For 2007, Rosebel is expected to produce 255,000 ounces of gold at a cash cost of $435 per ounce as defined by the Gold Institute. This cash cost includes all of the above royalties.

Doyon Division (IAMGOLD interest—100%)
Summarized Results
100% Basis

2006
Q4
Tonnes hoisted (000t)	102
Ore milled (000t)	114
Head grade (g/t)	6.7
Recovery (%)	96
Gold production - 100% (000 oz)	23
Gold sales - 100% (000 oz)	23
Gold revenue ($/oz)*	629
Direct cash costs ($/oz)**	403
Royalties ($/oz)**	48
Total cash costs ($/oz)**	451
GI cash cost ($/oz)**	451
*	Gold revenue is calculated as gold sales divided by ounces of gold sold.
**	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

The Doyon Division comprises two adjacent underground mines, Doyon and Mouska, located approximately 40 kilometers east of Rouyn-Noranda, in the Province of Quebec, Canada. The Doyon property covers an area of approximately 2,870 hectares on the prolific Cadillac-Bousquet gold belt in the Abitibi region.

In operation since 1980, the Doyon mine produced its 5,000,000th ounce in January 2006. In 1998, Cambior purchased 50% of Doyon from Barrick Gold Corporation. As part of the purchase consideration, a 24.75% price participation right is payable on the price exceeding an average annual market price of $375 per ounce.

The Doyon and Mouska mines benefit from operating synergies. Mouska production is being trucked four kilometers and processed at the Doyon mill. Mouska production is subject to royalties totaling 2.2% of the value of gold production.

During 2006, the Doyon Division produced 153,000 ounces of gold. The production attributable to IAMGOLD after the date of acquisition was 23,000 ounces at a Gold Institute cash cost of $451 per ounce.

Capital expenditures amounted to $1.5 million since the acquisition date and consisted mainly of underground infrastructure and development.

For 2007, the Doyon Division is expected to produce 140,000 ounces of gold at a cash cost, as defined by the Gold Institute of $460 per ounce.

Westwood Project

The Westwood project is located 2.5 kilometers east of the Doyon mine. From November 8th until December 31st 2006, the development of the exploration drift towards the Westwood deposit continued with an advance of 157 meters compared to 131 meters planned. The initial drill program was planned using only two drills, however the results obtained from the 2006 program justified the addition of two more drills at the end of the year. Total expenditures from the date of acquisition were $0.9 million.

Sleeping Giant Mine (IAMGOLD interest—100%)
Summarized Results
100% Basis

2006
Q4
Tonnes hoisted (000t)	21
Ore milled (000t)	22
Head grade (g/t)	11.1
Recovery (%)	97
Gold production - 100% (000 oz)	8
Gold sales - 100% (000 oz)	8
Gold revenue ($/oz)*	629
Direct cash costs ($/oz)**	429
Total cash costs ($/oz)**	429
Stockpile adjustments ($/oz)**	17
GI cash cost ($/oz)**	446
*	Gold revenue is calculated as gold sales divided by ounces of gold sold.
**	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

The Sleeping Giant mine is located in northwestern Quebec, approximately 80 kilometers north of Amos. It is a high-grade, vein-type, underground gold mine.

During 2006, Sleeping Giant produced 46,000 ounces. The production attributable to IAMGOLD after the date of acquisition of November 8, 2006 was 8,000 ounces at a Gold Institute cash cost of $446 per ounce.

Since the acquisition date, capital expenditures at Sleeping Giant totaled $0.3 million, principally related to underground exploration and deferred development.

For 2007, Sleeping Giant is expected to produce 50,000 ounces of gold at a cash cost, as defined by the Gold Institute of $380 per ounce.

Niobec Mine

The Niobec mine, in operation since 1976, is a reliable supplier of niobium, currently producing approximately 10% of the world consumption. Sales and production in 2006 were higher than in 2005 as a result of expansion/optimization work performed in 2005 and 2006. After the acquisition on November 8, 2006, a further $1.0 million was invested to expand and optimize the plant. Additional amounts were also expended on sustaining capital and underground infrastructure development.

Sales for the period subsequent to the acquisition amounted to $10.6 million.

Niobium revenues for 2007 are expected to be approximately $75 million. Capital expenditures are estimated at $17 million primarily for a new hoist and headframe in preparation for a shaft deepening program in 2008. Current reserves at Niobec are sufficient for another eleven years of production.

Omai Mine

The Omai open pit gold mine in Guyana was closed in September, 2005 following depletion of the reserves. During 2006 an exploration program was carried out to assess the potential for an underground operation at the site. Results of this program are currently being assessed. Closure activities associated with the depleted open pit mine continue.

WORKING INTERESTS

	2006					2005	2004
	Q1	Q2	Q3	Q4	Total	Total	Total
Tarkwa	7,185	5,963	4,813	5,505	23,466	13,736	7,741
Damang	1,616	2,049	944	799	5,408	1,731	5,408
Earnings from working interests	8,801	8,012	5,757	6,304	28,874	15,467	13,149

The Company owns an 18.9% interest in each of two Ghanaian registered companies, Gold Fields Ghana Limited (“GFGL”) and Abosso Goldfields Limited (“Abosso”). GFGL holds the mining and exploration permits for the Tarkwa mine in Ghana while Abosso holds the permits for the Damang mine, also in Ghana. Gold Fields Limited (“Gold Fields”) owns a 71.1% interest in each of GFGL and Abosso and the Government of Ghana holds the remaining 10% interests in each mine. Gold Fields is the operator at both mines. In addition, the Company owns a 20.79% interest in the GFGL shareholder loans.

Earnings from working interests increased 87% and 120% from 2005 and 2004 mainly as a result of higher gold prices and a lower effective tax rate. This improvement is partially offset by an increase in cash costs at both mines. Costs for 2006 and 2005 include a non-cash and non-recurring increase to earnings relating to future taxes at Tarkwa and Damang of $1.9 million and $2.1 million (IMG share), respectively as a result of a general reduction of effective tax rates in Ghana from 29% to 25% in 2006 and 35% to 29% in 2005. Production at the mines decreased 2% relative to 2005 and increased 10% from 2004.

The Company’s share of amortization and depreciation expense recorded in the determination of the above earnings was $8.6 million (2005 - $9.1 million; 2004 - $7.2 million).

Tarkwa Mine (IAMGOLD interest - 18.9%)
Summarized Results
100% Basis

	2006					2005	2004
	Q1	Q2	Q3	Q4	Total	Total	Total
Waste mined (000t)	18,281	16,883	16,243	16,025	67,432	67,820	55,590
Marginal ore mined (000t)	137	136	208	114	594	950	930
Ore mined (000t)	5,431	5,071	5,202	5,230	20,933	20,710	17,740
Total material mined (000t)	23,850	22,090	21,650	21,639	88,959	89,480	74,260
Strip ratio*	3.4	3.4	3.2	3.1	3.3	3.3	3.2
Heap Leach:
Ore crushed (000t)	4,370	4,260	4,200	4,230	17,066	16,450	16,160
Head grade (g/t)	1.2	1.2	1.1	1.1	1.2	1.2	1.3
Gold stacked (000 oz)	161	166	152	154	634	640	705
Recovery (%)	75	75	74	79	76	78	78
Gold production (000 oz)	120	120	110	110	461	493	525
Mill:
Ore milled (000t)	1,300	1,110	1,330	1,350	5,088	4,610	850
Head grade (g/t)	1.7	1.7	1.5	1.7	1.7	1.7	1.7
Recovery (%)	97	97	97	97	97	98	96
Gold production (000 oz)	72	56	64	68	260	232	28
Total gold production & sales - 100% (000 oz)	192	176	174	179	721	725	553
Gold revenue ($/oz)**	552	626	623	611	602	443	411
Direct cash costs ($/oz)**	289	328	347	344	327	258	249
Production taxes ($/oz)**	17	19	19	18	18	13	12
Total cash costs ($/oz)**	306	347	366	363	345	271	261
Gold-in-process adjustments ($/oz)***	(2)	(8)	(3)	(23)	(9)	(3)	(11)
GI cash cost ($/oz)**	304	339	363	340	336	268	250
*	Strip ratio is calculated as waste plus marginal ore divided by full-grade ore.
*	Gold revenue is calculated as gold sales, adjusted for hedge accounting, divided by ounces of gold sold.
***	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

Gold production in 2006 at 721,000 ounces was 0.6% lower than production in 2005. Total operational tonnage mined was also 0.6% lower in 2006. The decrease in mined tonnage was a result of heavy rains and increased maintenance downtime of the mining fleet in the second quarter of 2006 which slowed mining.

Direct cash costs for 2006 were $235 million, which was higher than the $187 million recorded in 2005. The increase in cash costs were the result of higher fuel costs, cyanide and cement costs as well as the additional costs of power generation in the third and fourth quarters of 2006. Mining fleet maintenance has also increased which added to the cash costs. Much of the mining fleet has reached the 12,000 hour level where the hourly maintenance costs jumps substantially. Regarding the power situation, Ghanaian companies were requested to reduce their power consumption by up to 50%, necessitating the need for Tarkwa to generate its own power. A new power station is being sourced to provide power to several mining companies in Ghana, of which 22 MW would be available for Tarkwa and Damang. The power station is scheduled for commissioning in 2007. Gold Institute cash costs of $336 per ounce in 2006 were 25% higher than 2005.

Capital expenditures were $67 million during 2006. The majority of the capital was spent on expanding the North Heap Leach facility, purchasing a secondary mining fleet, work associated with the CIL plant expansion, including a down payment for a new ball mill, and capital waste mining at the Teberebie pit. Capital waste stripping is being carried out at Teberebie in order to provide sufficient hard feed for the CIL plant.

A decision was made in 2006 to expand the existing CIL plant to 12 million tonnes per annum and expand the North Heap Leach Facility to allow ongoing stacking operations. Capital for these two projects is $126 million and $49 million respectively.

Tarkwa made cash distributions in 2006 of $140 million (2005 - $75.0 million; 2004 - $20 million) with IAMGOLD’s share being $28.9 million (2005 - $15.2 million; 2004 - $4.0 million). $3.8 million (2005 - $4.7 million; 2004 - $1.9 million) of the amount was received as dividends, which is included in the Company’s operating cash flow and the remaining $25.1 million (2005 - $10.5 million; 2004 - $2.1 million) was received as a loan repayment, which is classified as an investing activity. Cash balances at Tarkwa as at December 31, 2006 were $20.8 million (2005 - $45.7 million). Future cash distributions will be dependant on timing of expenditures for the mill expansion and the North Heap Leach Facility.

For 2007. the Tarkwa mine is expected to produce 715,000 ounces at a Gold Institute cash cost of $350 per ounce.

Damang Mine (IAMGOLD interest - 18.9%)
Summarized Results
100% Basis

	2006					2005	2004
	Q1	Q2	Q3	Q4	Total	Total	Total
Waste mined (000t)	3,276	3,374	4,269	4,555	15,474	11,840	7,450
Marginal ore mined (000t)	-	-	-	-	-	10	-
Ore mined (000t)	900	888	818	856	3,461	2,700	4,820
Total material mined (000t)	4,176	4,262	5,087	5,411	18,935	14,550	12,270
Strip ratio*	3.6	3.8	5.2	5.3	4.5	4.4	1.5
Waste mined - Pit cut back (000t)	2,570	2,430	2,370	2,859	10,232	3,540	-
Ore milled (000t)	1,380	1,300	1,320	1,326	5,321	5,170	5,390
Head grade (g/t)	1.5	1.4	1.2	1.3	1.4	1.5	1.9
Recovery (%)	93	93	93	93	93	92	90
Gold production & sales - 100% (000 oz)	62	56	48	52	218	229	296
Gold revenue ($/oz)*	550	628	622	612	601	445	407
Direct cash costs ($/oz)**	317	342	406	434	371	315	210
Production taxes ($/oz)**	17	19	19	18	18	13	12
Total cash costs ($/oz)***	334	361	425	452	389	328	222
Gold-in-process adjustments ($/oz) **	11	(11)	23	7	7	19	(1)
GI cash cost ($/oz)**	345	350	448	459	396	347	221
*	Strip ratio is calculated as waste plus marginal ore divided by full-grade ore.
**	Gold revenue is calculated as gold sales, adjusted for hedge accounting, divided by ounces of gold sold.
***	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP.

Gold production in 2006 was 5% lower than production in 2005. The decrease in production is a direct result of lower milled grade. Gold head grade to the plant was 8% lower during 2006 at 1.4 g/t whilst milled tonnage increased 3%. The decrease in mill head grade is the result of the depletion of the Amoanda pit which provided higher grade fresh material to the mill. The depletion of this pit required lower grade surface stockpiles to be processed to maintain the optimal fresh to oxide blend in the mill. Operational tonnes mined increased in 2006 by 30% which was due to operational tonnage coming from the Damang Pit Cutback and higher mining rates in the Tomento pits. The operating strip ratio increased marginally in 2006 to 4.5 from 4.4 in 2005. More higher grade ore will become available in 2007 as the main Damang pit cutback proceeds.

Direct cash costs for 2006 were $81 million, which is higher than the $72 million recorded in 2005. Gold Institute cash costs increased to $396 per ounce in 2006 due to increased waste mined, the additional cost of on-site power generation, higher consumable costs and the decrease in gold production.

Capital expenditures were $30 million for 2006 versus $15 million in 2005. Most of the capital in 2006 was spent on the Damang Pit Cutback and raising the East tailings storage facility.

Damang made profit distributions in 2006 of $30.0 million (2005 - nil; 2004 - $25.0 million), with IAMGOLD’s share being $5.7 million( 2005 - nil; 2004 - $4.7 million) and has been included in the Company’s operating cash flow. Cash balances at Damang as of December 31, 2006 were $17.3 million (2005 - $41.0 million).

For 2007, the Damang mine is expected to produce 210,000 ounces of gold at a Gold Institute cash cost of $435 per ounce.

ROYALTY INTERESTS

On April 25, 2006, the Company sold the majority of its gold royalty interests to Battle Mountain Gold Exploration Corp. (“BMGX”) for consideration of $21.9 million consisting of cash, 12 million shares of BMGX and a $2.0 million convertible debenture. Per the sale agreement, all royalty revenues accruing from the beginning of the year and attributable to the sold royalties were for the benefit of the purchaser. On completion of the sale, the book value of the Company’s royalty interests were reduced by $7.8 million and goodwill was reduced by $12.9 million.

Revenues from royalty interests have decreased to $7.4 million in 2006 compared to $10.4 million in 2005 and $9.2 million in 2004 because of the divestiture of most of the gold royalties. Royalty revenues are primarily derived from the Diavik royalty interest. Minor amounts are also received from the Magistral mine in Mexico from production from the rinsing of the leach pads.

DEVELOPMENT PROJECT

Camp Caiman Project

The Camp Caiman gold project is located about 45 kilometers southeast of Cayenne, the capital city of French Guiana, an overseas department of France located on the northeastern coast of South America between Brazil and Suriname. IAMGOLD holds a 30km2 mining concession for the project, valid for a period of 25 years. The Feasibility Study for the project was completed in August 2005.

The Camp Caiman deposit contains probable mineral reserves of 12.3 million tonnes at a grade of 2.8 g Au/t, representing 1.1 million ounces in situ. This reserve base has the potential of being further enhanced by regional exploration.

The capital cost for the construction of the open-pit mining project was estimated at $114.7 million. The capital cost could change depending on the timing of construction release, the prices of commodities such as steel, and the availability of equipment and construction manpower. The capital cost allows for the transfer of certain equipment from the Omai gold mine.

The project is in the permiting phase and with receipt of permits, construction could begin in the fall of 2007.

The construction schedule covers a period of 21 months following completion of the financing arrangements and the obtaining of operating permits. The Company also applied for financial incentives under the “Loi Girardin”, which could reduce the capital cost by $30-35 million and are non-reimbursable provided certain obligations are fulfilled.

The Company intends to fund the Camp Caiman development from its internal cash resources, government incentives and an increase in the term portion of the credit facility (see below).

ASSETS HELD FOR SALE

In December 2004 Cambior entered into an agreement with the Co-operative Republic of Guyana to acquire the assets of a former bauxite producer in Guyana. During early 2005, Cambior focused on a rehabilitation program for this facility. Operations were restarted during 2005, and production reached 212,000 tonnes of high-alumina calcined bauxite (“RASC”) for the year at essentially break-even cash flows.

With rising fuel prices and a need for significant further capital injections into the operation, Cambior made the strategic decision in mid-2006 to sell this facility. After IAMGOLD acquired Cambior in November, the process was continued. An agreement was reached on February 13, 2007 with Bosai Minerals Group Co. Ltd. (“Bosai”) with an effective date of December 31, 2006 whereby Bosai would purchase the bauxite assets in a transaction that included the assumption of $17.7 million of third party debt by Bosai. The net proceeds from the sale of $28.5 million were received on March 21, 2007.

Assets and liabilities related to this sale have been classified as assets and liabilities held for sale. The statement of earnings discloses the results of these operations separately as results from discontinued operations which corresponds to net earnings of $0.1 million for the 54 day period from November 8.

EXPLORATION AND DEVELOPMENT

	2006					2005	2004
($000s)	Q1	Q2	Q3	Q4	Total	Total	Total
Mine exploration
Capital	71	162	262	1,690	2,185	4,297	8,432
Expense	154	115	100	3,020	3,389	369	132
	225	277	362	4,710	5,574	4,666	8,564
Corporate exploration
Capital	923	3,183	2,332	4,366	10,805	932	-
Expense	1,289	2,425	3,094	5,016	11,824	9,001	7,813
	2,212	5,608	5,426	9,382	22,628	9,933	7,813
Total exploration
Capital	994	3,345	2,594	6,056	12,989	5,229	8,432
Expense	1,443	2,540	3,194	8,036	15,213	9,370	7,945
	2,437	5,885	5,788	14,092	28,202	14,599	16,377

During 2006, the Company spent $22.6 million (2005-$10.0 million; 2004-$7.8 million) to advance various exploration properties in South America, Africa and Canada. Capitalized expenditures were recorded in Ecuador, Peru, Botswana, and Tanzania.

Expenditures on exploration and development activities at the Quimsacocha project in Ecuador and the Buckreef project in Tanzania are being capitalized. A total of $9.2 million (2005- $1.0 million; 2004- nil) was capitalized in 2006.

Argentina

Total exploration spending in 2006 was $1.2 million (2005-$1.3 million; 2004-$1.7 million).

In 2005, Rio Negro and Santa Cruz provinces passed a regulatory ban on the use of cyanide within the provinces. In response the Company shifted the focus of Argentinean exploration activities away from the affected Provinces and carried out extensive project generation work investigating both early and advanced stage opportunities in the Central Belt of San Juan and Cajamarca provinces. The Company continues to hold properties on the Los Menucos Project in Rio Negro Province, but the project was inactive in 2006.

Botswana

Exploration spending for IAMGOLD in 2006 was $3.7 million.

Several exploration targets were drill tested, the more important being the Golden Eagle and other prospects on the Shashe mining lease, the Jim’s Luck Joint Venture, potential extensions to mineralization on the existing Mupane Mine lease, and the Signal Hill resource. In total 33,500m of RC and diamond drilling was completed. $1.4 million relating to amounts previously capitalized were written off in 2006.

Brazil

Total exploration spending in 2006 was $1.9 million (2005-$1.0 million; 2004-$1.2 million).

Drill programs were carried out on the Caneleiras and Santa Marie projects in the southern State of Rio Grande do Sul, and the Cerro Vermelho and Mascarenhas targets in southeast Brazil. In total 4,200m of diamond drilling was completed. The Company continues to maintain the Gandarela Project in Minas Gerais State, and a majority stake in the Tocantins project, a Joint Venture with AngloGold Ashanti (Brazil). Both of the latter projects were inactive in 2006.

Canada

Exploration spending since November 8, 2006 was $0.1 million.

Exploration work was directed at four properties in the Abitibi Belt of northwest Quebec. In the Matagami Camp a 2,551 metre drill program was completed on the Galinee-Newmont program in partnership with Metco Resources. Elsewhere, geophysics was completed on the Rouyn Merger property in the Noranda Camp, and target definition and planning were carried out on the Gemini-Turgeon, Estrees-Caribou, and Val d’Or Camp properties. In the James Bay area, additional claims were added to the existing property positions.

Ecuador

Total exploration spending in 2006 was $6.2 million (2005-$5.2 million; 2004-$2.7 million).

At IAMGOLD’s 100% owned Quimsacocha property, 16,860m of diamond drilling was completed on the Loma Larga resource. Gold, copper and silver mineralization has been intersected in thick, sub-horizontal layers and in narrow, sub-vertical zones. This mineralization has been shown to exist beneath an area of at least 1,500m by 500m, and an on-going drill program continues to define the limits of mineralization.

Exploration consisting of 2,612m of drilling outside the Loma Larga resource block identified three zones of interest that will be pursued in 2007: Quimsacocha Oeste, Rio Falso Sur, and Loma Tasqui. Both Quimsacocha Oeste and Loma Tasqui returned promising drill results during the year, and will be considered priority targets in 2007.

Starting in 2005, exploration and development costs within the Quimsacocha resource block were capitalized.

French Guiana

Exploration spending since November 8, 2006 was $0.2 million.

Exploration activities, comprised chiefly of geological and geochemical surveys, with minor trenching, were Sainte-Marie, Maripa, Crique Veoux and Changement exploration permits. In addition, relogging and reinterpretation of the geology of the Camp Caiman mineralization were ongoing.

Guyana

Exploration spending since November 8, 2006 was $1.8 million.

Exploration field activities were directed at the Eagle Mountain property, located 30 km from the Omai Mine. A program of surface mapping, sampling, and road improvements was directed at a zone of known gold mineralization that had been last drilled in 1999.

Peru

Exploration spending for IAMGOLD in 2006 was $1.2 million.

Exploration activities were directed principally at the Company’s wholly-owned La Arena project in northern Peru. The work program included technical studies, environment monitoring, and negotiation of key surface rights. Elsewhere a limited field program was carried out on the Cajabamba project in northern Peru.

Senegal

Total exploration spending in 2006 was $1.6 million (2005-$1.9 million; 2004-$1.3 million).

The 2006 program was designed to compile, review and reinterpret historic data from the Company’s properties in an attempt to refine the geologic understanding of the controls of mineralization within the Bambadji structural trend. To assist with defining new targets, an extensive trenching and geochemical sampling program was carried out over six zones in the Bambadji Corridor, and the Boto zone. In addition, a large scale VLF geophysical survey was completed.

Tanzania

Exploration spending for IAMGOLD in 2006 was $5.2 million.

Work in Tanzania was directed almost entirely to exploration and evaluation of the Buckreef Project. Early in 2006, the Company commenced a 229 hole program on the Busolwa-Buziba zone of the Buckreef Project, and at year end 12,700 meters of RC drilling had been completed in 101 holes with a further 2000 meters of diamond drilling. Regional exploration on the large accompanying land package consisted of testing of existing soil geochemical anomalies and geophysical targets by means of aircore drilling. Some 12,400 meters of aircore drilling were completed by end of 2006.

CORPORATE ADMINISTRATION

Corporate administration expenses in 2006 were $18.9 million (2005-$9.6 million; 2004-$8.1 million). The increase is primarily due to the acquisitions of Gallery and Cambior which has resulted in a significant increase to corporate activities and staffing levels as the Company transforms into an operating company. Expenses in 2006 include $2.9 million (2005-$1.1 million; 2004-$1.6 million) of non-cash charges related to expensing of share options granted to employees. Costs relating to the acquisition of Gallery Gold and Cambior in 2006 totaled $7.4 million and were included in the purchase price adjustment.

Cash Flow

Operating cash flow was $64.0 million for 2006 compared to $28.8 million and $11.6 million for 2005 and 2004 respectively. The increase in operating cash flow is a result of improved performances at the Sadiola and Yatela operations, increased gold prices and increased production and the inclusion of results from the Cambior operations from November 8, 2006. This increase is partially offset by the payment of payables acquired from Cambior and increases in ore stockpiles at Sadiola, Yatela and Mupane.

Financing cash flow was negative $18.0 million in 2006 compared to negative $4.8 million and negative $6.8 million for 2005 and 2004 respectively. The 2006 figure is primarily attributable to $17.4 million in net debt repayments at Mupane, Yatela and corporate and the repurchase of call options on Mupane gold production for $3.4 million.

Investing cash flow was $11.6 million compared to negative $15.6 million and negative $10.8 million for 2005 and 2004 respectively. The increase in cash flow for 2006 is mainly a result of loan repayments received from Tarkwa of $25.1 million (2005 - $10.5 million; 2004 - negative $26.1 million) and proceeds from the sale of royalties and marketable securities of $14.8 million in 2006. Capital expenditures at the Company’s operations were $15.0 million during 2006.

Discretionary cash and short-term deposits increased by $40.6 million (2005-$27.1 million; 2004-$26.9 million decrease). Items that affect discretionary cash and are not presented in the Company’s cash flow relate to distributions received from the Company’s joint ventures and working interests and are as follows:

($ in thousands)	2006	2005	2004
Tarkwa cash receipts (disbursements)	28,880	15,181	(24,246)
Damang cash receipts	5,670	-	4,725
Sadiola cash receipts	33,250	11,780	17,100
Yatela cash receipts, net of repayments to AngloGold Ashanti	39,807	9,865	-
	107,607	36,826	(2,421)

LIQUIDITY AND CAPITAL RESOURCES

The Company’s cash, short-term deposit and bullion position totaled $218.3 million at year end 2006 with bullion valued at year end market prices. This amount coupled with expected credit facilities currently under negotiation provides the Company with a high level of liquidity and capital resources, more than sufficient to fund its known commitments.

WORKING CAPITAL

	December 31, 2006	December 31, 2005
Working Capital ($000)	102,056	114,527
Current Ratio	1.5	5.0

Cash and Short Term Deposits

($000)	December 31, 2006	December 31, 2005
Discretionary cash and short term deposits	93,975	53,399
Joint venture cash	30,389	7,958
Total	124,364	61,357

Joint venture cash represents the Company's proportionate share of cash at the Sadiola and Yatela mines and forms part of the working capital at those operations. Cash balances exclude the Company’s proportionate share of cash balances held at the Tarkwa and Damang mines which equate to $3.9 million and $3.3 million respectively as at December 31, 2006 and $5.7 million and $3.3 million respectively as at December 31, 2005.

Gold Bullion

At December 31, 2006, the accumulated gold bullion balance was 148,704 ounces at an average cost of $330 per ounce for a total cost of $49.0 million. The market value of the bullion was $94.0 million using a December 31, 2006 gold price of $632 per ounce (2005-$76.1 million; 2004-$63.9 million).

CREDIT FACILITY

Following the acquisition of Cambior on November 8, 2006, the Company assumed a credit facility consisting of a non-revolving term loan and a revolving credit facility.

The term loan balance outstanding as at November 8, 2006 was $21.5 million. Subsequently, the Company made a scheduled repayment of $3.5 million for a balance outstanding of $18.0 million as at December 31, 2006.

The annual repayment schedule for the non-revolving term loan is as follows:

(in thousands of $)
2007	14,000
2008	4,000
18,000

The revolving credit balance outstanding as at November 8, 2006 was $5.0 million and included a letter of credit for $0.5 million, and is to be fully repaid on September 30, 2008. Subsequently, the Company borrowed an additional $9.0 million mainly for use towards employer’s contribution to the defined benefit plan. The balance outstanding as at December 31, 2006 was $14.0 million. After the year-end, the additional letters of credit for $10.0 million were issued to guarantee asset retirement obligations.

The Company’s interests in the Doyon, Mouska, Sleeping Giant, Niobec and Rosebel mines have been pledged as security for the credit facility. The Company is also subject to various covenants, financial ratios and prepayments in the event of future financings.

The interest margin on the credit facility is calculated at LIBOR plus a premium of 1.50%-2.25%, with the premium being determined based on a ratio of net debt to EBITDA.

In 2006, Cambior had also entered into a fully underwritten financing agreement with a group of lenders for a new $125.0 million credit facility to repay amounts outstanding under the old credit facility and to fund further development of the Camp Caiman project. This facility is currently being renegotiated and is expected to close in the second quarter of 2007.

GOLD SALES AND COMMITMENTS

As at December 31, 2006, the Company’s gold sales commitments assumed following the acquisition of Cambior were 56,420 ounces of gold to be delivered in 2007 at $350 per ounce and the estimated fair value of $16,392,000 was recognized on the balance sheet as they are treated as non-hedge instruments. The change in market value between the date of acquisition of Cambior and year-end was included in the earnings statement as a non-hedge derivative loss totalling $195,000.

As at December 31, 2006, the Mupane sales contracts totalling 199,440 ounces of gold at a price of $403 per ounce, are accounted for as normal purchase and sales contracts whereby deliveries are recorded at their respective forward prices. On delivery of gold into the forward contracts, the related acquired liability is amortized and recorded into gold revenue. During 2006, 58,332 ounces of gold were delivered under these forward sales contracts.

The estimate fair value of the Company’s gold forward sales, calculated using forward rates considering market prices, interest rate, gold lease rate and volatilities, was as follows:

(in $000)	December 31, 2006
$
Fair value of non-hedge derivatives (gold and foreign exchange) (Cambior)	16,409
Fair value of normal sales (Mupane)	53,040
Estimated mark-to-market value	69,449
Recognized on the balance sheet:
Non-hedge derivatives (gold and foreign exchange) (Cambior)	16,409
Forward sales liability—Normal sales (Mupane)	44,785
61,194
Off-balance sheet—net fair value of forwards	8,255

The Company also had 25,000 ounces of gold receivable as at December 31, 2006, valued at $15.3 million related to the prior disposal of a project.

CONTRACTUAL OBLIGATIONS

A summary of the Company’s contractual obligations is presented in tabular form below (in $ thousands).

	Payments due by period
	Total	Less than 1 yr	1-3 yrs	4-5 yrs	After 5 yrs
Long-term debt, including interest	40,546	30,459	9,468	580	39
Purchase obligations	11,824	11,824	-	-	-
Asset retirement obligations	54,484	7,782	9,969	16,853	19,880
Total contractual obligations	106,854	50,065	19,437	17,433	19,919

Long-Term Debt

On acquisition of Cambior on November 8, 2006, the Company assumed long-term debts composed of a credit facility (term loan and revolving credit facility), a balance of purchase price payable for the Camp Caiman project and other small debts. Subsequent to November 8, 2006, the Company made a scheduled reimbursement of $3.5 million and borrowed an additional $9.0 million, mainly for use towards employer contributions to the defined benefit plan.

On acquisition of Mupane, the Company assumed a debt of $16.2 million which was repaid in June 2006.

The Yatela debt of $6.9 million outstanding at the end of 2005, was repaid in 2006.

Purchase Obligations

The Company does not have any material direct purchase obligations except for Camp Caiman, and Niobec and Doyon mines totaling $11.8 million. The major indirect obligations relate to board approved capital expenditures at the Sadiola and Yatela mines at the joint venture level. Any purchase contracts associated with these expenditures normally contain standard termination clauses which may reduce overall commitment level.

Asset Retirement Obligations

The amounts indicated in the table above are the Company’s share of the estimated decommissioning and rehabilitation costs that will be incurred at the Company’s mines. The timing of the expenditures is dependant upon the actual life of mine achieved.

RELATED PARTY TRANSACTIONS

During 2006, the Company obtained management and other services from companies controlled by a director and significant shareholder of the Company in the amount of $352,000. During 2005 and 2004, the Company obtained management, office and other services from companies controlled by directors and significant shareholders of the Company in the amount of $185,000 and $189,000 respectively. These amounts are included in corporate administration expense.

DISCLOSURE

As of the end of the fiscal year of IAMGOLD, an evaluation was carried out under the supervision of and with the participation of IAMGOLD’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of disclosure controls and procedures were effective as of December 31, 2006, the end of the period covered by this report, to ensure that material information relating to IAMGOLD and its consolidated subsidiaries would be made known to them by others within those entities.

RISKS AND UNCERTAINTIES

IAMGOLD is subject to various financial and operational risks that could have a significant impact on profitability and levels of operating cash flow, as described below.

FINANCIAL RISKS

Commodity Prices

Revenues depend on the market prices for the mine production. The gold market is highly volatile and is subject to various factors including political stability, general economic conditions, mine production, and intent of governments who own significant above-ground reserves.

The niobium marketplace is characterized by a dominant producer whose actions may affect the price. New entrants may affect the stability of the marketplace by engaging in a price discounting practice to gain initial market share.

Oil prices also affect costs, particularly at Rosebel due to the oil cost components of the power supply and fuel for the open-pit mining fleet.

All of the factors that determine gold, niobium, and oil prices are beyond the Company’s control. The Company does not take any particular measures to protect itself against fluctuations in the commodities market.

Currency

Metal sales are transacted in US dollars. Movement in the Canadian dollar against the US dollar therefore has a direct impact on the Company’s Canadian divisions and executive office cost base. International operations have exposure to currency however a significant portion of each international operation’s cost base is denominated in US dollars. From time to time, the Company enters into foreign exchange contracts to fix the exchange rate.

Access to Capital Markets

To fund growth, the Company may depend on securing the necessary capital through loans or permanent capital. The availability of this capital is subject to general economic conditions and lender and investor interest in the Company and its projects. To ensure the availability of capital, the Company maintains a relationship with key financial participants and has an investor relations program to communicate with and inform institutional and retail investors, as well as other stakeholders.

OPERATIONAL RISKS

Mineral Reserves and Extractions

Reserves are statistical estimates of mineral content and ore based on limited information acquired through drilling and other sampling methods and require judgemental interpretations of geology. Successful extraction requires safe and efficient mining and processing. To minimize the risks, reserves are estimated in accordance with accepted guidelines and standards within the mining industry, quality control programs are established and competent personnel are employed. The Company also employs experienced mining engineers and a trained workforce to extract the ore from deposits.

Safety and Other Hazards

Mines may suffer rockbursts, groundfalls or slope failures and other natural or man-provoked incidents that could affect the mining of the ore. Mills and other infrastructure are industrial workplaces. To minimize risks in these areas, the Company provides training programs for employees and have joint management-worker committees to review work practices and environment.

Energy

Operations consume significant amounts of energy, and are dependent on suppliers to meet these energy needs. In some cases, no alternative source of energy is available.

Labour and Strikes

The Company is dependent on its workforce to extract and process minerals. The Company has programs to recruit and train the necessary manpower for its operations, and endeavour to maintain good relations with its workforce in order to minimize the possibility of strikes, lockouts and other stoppages at our work sites.

Communities

Surrounding communities may affect the mining operations through the restriction of access of supplies and workforce to the mine site. Active community outreach and development programs are maintained to mitigate the risk of blockades or other restrictive measures by the communities.

Environmental Hazard

Various environmental incidents can have a significant impact on operations. To mitigate these risks, the Company has implemented an ISO 14001-certified environmental management system that covers all aspects of the mining cycle. In high-risk areas, such as the design and operation of tailings dams, the Company contracts independent review boards to oversee design and ongoing operating practices and has emergency plans to deal with any incidents.

Political Risk

Operations, particularly those located in emerging countries, are subject to a number of political risks. Political risk insurance is maintained for some jurisdictions.

Operations in Mali, Guyana and Suriname are governed by mineral agreements that establish the terms and conditions under which affairs are conducted. These agreements are subject to international arbitration and cover a number of items, including: duration of mining licenses/operating permits; right to export production; labour matters; right to hold funds in foreign bank accounts and foreign currencies; taxation rates; and right to repatriate capital and profits.

The Company maintains active communications programs with host governmental authorities and the Canadian government.

Legislation

The Company is subject to continuously evolving legislation in the areas of labour, environment, land titles, mining practices and taxation. New legislation may have a negative impact on operations. The Company participates in a number of industry associations to monitor changing legislation and maintain a good dialogue with governmental authorities in that respect.

CRITICAL ACCOUNTING ESTIMATES

The Company’s consolidated financial statements are prepared in conformity with Canadian generally accepted accounting principles (“Canadian GAAP”). The accounting policies for the purposes of Canadian GAAP are described in note 1 to the consolidated financial statements.

Preparation of the consolidated financial statements requires management to make estimates and assumptions. Management considers the following estimates to be the most critical in understanding the uncertainties that could impact its results of operations, financial condition and cash flows.

MINERAL RESERVES AND MINERAL RESOURCES

A mineral reserve is a technical estimate of the amount of metal or mineral that can be economically extracted from a mineral deposit. Mineral reserve and mineral resource estimates are imprecise and depend heavily on geological interpretations and statistical inferences drawn from drilling and other data, which may prove to be unreliable. To determine the economics of extraction of the metal, reserve statements also require an estimate of the future price for the commodity in question and an estimate of the future cost of operations. A number of accounting estimates, as described below, are formulated from the reserve estimate.

MINING ASSETS, WORKING AND ROYALTY INTERESTS

The carrying amounts shown on the balance sheet for mining, working and royalty interests are regularly tested for impairment of value. The critical variables in performing these tests are the reserve estimates, the estimate of future commodity prices and the estimate of the future costs of operation. An interest is considered impaired if its estimated future cash flow generation ability is less than its carrying value. If an impairment is identified, the interest is written down to its fair value. Impairment tests have been performed on mining, working and royalty interests using an estimated long-term price for gold of $500 per ounce. No interests were identified as impaired.

IMPAIRMENT OF GOODWILL

The carrying value for the goodwill on the balance sheet is tested at least annually for impairment. Goodwill arising from the acquisition of Repadre in 2003 has been allocated to the Tarkwa/Damang and the gold royalty reporting units. Goodwill arising from the acquisition of GGL in March 2006 has been allocated to the Mupane, Buckreef and exploration reporting units. Goodwill arising from the acquisition of Cambior in November 2006 has been allocated to the Rosebel, Doyon, Sleeping Giant, Caimen and La Arena reporting units. The fair values of these reporting units are compared to the total carrying amount (including goodwill) of the respective reporting unit. If the total fair value exceeds the carrying value, goodwill is not considered to be impaired. If the total fair value is less than the carrying value, the fair values of the assets and liabilities within each reporting unit are estimated. The difference between the fair value of the assets and liabilities within the reporting unit and the fair value of the entire reporting unit represents the fair value of the goodwill of the reporting unit and this value is reduced if impaired. Any reduction is charged to earnings in the period in which the impairment is determined. No portion of goodwill was identified as impaired in 2006.

DEPRECIATION, AMORTIZATION AND DEPLETION

Depreciation, amortization and depletion of mining, working and royalty interests (other than equipment) is provided over the economic life of the mine or royalty interest on a units-of-production basis. Equipment at the mining operations is usually depreciated over its estimated useful life on a straight-line basis. The reserve and resource estimates for the operation in question are the prime determinants of the life of the mine and the units-of-production for that mine. In estimating the units-of-production, the nature of the orebody and the method of mining the orebody are taken into account. In general, an open-pit orebody where the mineralization is reasonably well defined is amortized over its proven and probable mineral reserves. An underground mine or open pit mine, where additional proven and probable mineral reserves are likely to be reported over the near to medium term, may be amortized over proven and probable mineral reserves and a portion of the mineralized material beyond proven and probable reserves. Changes in the estimate of mineral reserves will result in changes to the depreciation and amortization charges over the life of the operation.

ASSET RETIREMENT OBLIGATIONS

The operating entities producing gold and niobium are obligated to decommission and rehabilitate those mine sites to an acceptable environmental standard as each operation reaches the point of final closure. Estimates of these costs have been made by personnel at the operations and these estimates are regularly reviewed and updated.

The undiscounted value of these obligations is currently estimated as follows:
(in thousands of $)
Doyon mine	30,036
Omai gold mine	1,787
Rosebel mine	3,108
Sleeping Giant mine	2,649
Niobec mine	2,219
Mupane mine	3,665
Sadiola mine	4,570
Yatela mine	5,152
Other mines	1,298
54,484

The Company expects to fund these expenditures from operating cash flows, sale of residual equipment and accumulated deposits made with the government authorities. The planned disbursements for these outlays are as follows:

(in thousands of $)	2007	2008	2009	2010	2011	2012 onwards	Total
Outlays/year	7,782	5,760	4,204	8,190	8,663	19,880	54,484

At December 31, 2006, the Company has recorded a liability of $47.5 million (2005-$7.5 million), representing the discounted value of these obligations.

The amounts estimated for Tarkwa and Damang are $17.8 million (2005 - $18.5 million) and $3.1 million (2005 - $4.4 million) respectively. The Company’s share of amounts recorded at Tarkwa and Damang are not shown on the Company’s balance sheet as these interests are equity accounted.

INCOME AND MINING TAXES

At the close of each accounting period, the Company estimates a liability for future income and mining taxes. These taxes are primarily Canadian-based and arise from the difference between the book and the tax base of its assets and liabilities. As mining is capital intensive with long-lived assets, these future tax provisions can be significant. Future income and mining taxes are provided at expected future rates for such tax. In addition, Canadian GAAP requires the calculated liability for future income tax to be translated to the Company’s reporting currency of US dollars at current rates of exchange for each reporting period. There is no certainty that future income tax rates and exchange rates will be consistent with current estimates. Changes in tax and exchange rates increase the volatility of the Company’s earnings.

EMPLOYEE FUTURE BENEFIT PLANS

On acquisition of Cambior, the Company assumed several defined contribution and final-pay defined benefit pension plans, as well as other post-retirement benefit plans for its employees. The obligations under these plans require estimates as described in Note 16 to the consolidated financial statements. These estimates are compiled by professional advisors based on market assumptions and in accordance with accepted practices. The total obligation is subject to change as these assumptions are modified.

At December 31, 2006, the Company had a pension funding deficit of $1.8 million.

On December 31, 2006, the Company terminated the two final-pay benefit pension plans and replaced them with a defined contribution plan, triggering a curtailment in both plans as at December 31, 2006. A settlement for the pension plan for designated employees will occur in 2007 and was reflected in the purchase price equation. The actuarial liability payable under the settlement will be the sum of transfer values paid to some members and the premiums paid to insurers for the others.

CHANGES IN CANADIAN ACCOUNTING POLICIES

FINANCIAL INSTRUMENTS, COMPREHENSIVE INCOME AND HEDGES

In April 2005, the CICA Accounting Standards Board (“AcSB”) issued the following new sections: Section 1530, “Comprehensive Income”, Section 3855, “Financial Instruments—Recognition and Measurement”, and Section 3865, “Hedges”. These standards, which are aimed at harmonizing Canadian and US rules, will be applicable for fiscal years beginning on or after October 1, 2006, effective January 1, 2007 for IAMGOLD.

Section 3855 “Financial Instruments—Recognition and Measurement”

One of the basic principles of Section 3855 is that fair value is the most relevant measure for financial instruments.

Financial assets, which include trade and loans receivable and investments in debt and equity securities, must be classified into one of four categories:
•	Held-to-maturity investments (measured at cost);
•	Loans and receivables (measured at amortized cost);
•	Held for trading assets (measured at fair value with changes in fair value recognized in earnings immediately);
•
Available-for-sale assets, including investments in equity securities, held-to-maturity investments that an entity elects to designate as being available for sale and any financial asset that does not fit into any other category (measured at fair value with changes in fair value accumulated in Other Comprehensive Income until the asset is sold).

Financial liabilities, which include long-term debt and other similar instruments, must be accounted for at amortized cost, except for those classified as held for trading, which must be measured at fair value.

The Company determined that the value of some of its other long-term assets, such as marketable securities, will be impacted by this new principle.

Section 1530 “Comprehensive Income”

According to Section 1530, comprehensive income is defined as net earning and other comprehensive income and represents all changes in equity during a period, from transactions and events from non-owners sources. Other comprehensive income will include the cumulative translation adjustment account and unrealized gains/losses on financial assets which are classified as available-for-sale.

Section 3865 “Hedges”

Section 3865 includes the guidance on hedging relationships that was previously contained in AcG-13, “Hedging relationships”, such as that relating to the designation of hedging relationships and their documents and specifies how hedge accounting should be applied and identifies the information that should be disclosed. Since the Company does not use hedge accounting, there will not be any impact on the Company’s financial statements as at January 1, 2007. The gold receivable is considered to include an embedded derivative which will be measured at its fair value with changes in fair value recognized in earnings immediately. The Company is currently evaluating the impact of this recommendation for 2007.

STRIPPING COSTS

On March 2, 2006, the CICA issued EIC-160 - “Stripping Costs Incurred in the Production Phase of a Mining Operation” which requires that stripping costs be expensed unless the stripping activity can be shown to represent a betterment to the mineral property which requires such costs be capitalized. Retroactive treatment may be applied. However, if not applied on a retroactive basis, any existing balance sheet amount relating to stripping costs represents the opening balance for the year of initial year of application. Any capitalized stripping costs or any opening existing balance should be amortized over the reserves that directly benefit from the stripping activity on a units of production basis. The application of this accounting treatment is required for fiscal years beginning on or after July 1, 2006. The Company intends to apply this accounting recommendation on a prospective basis.

FORWARD LOOKING STATEMENTS

Certain statements in this document constitute “forward looking statements” within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1943.

Such forward looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the company to be materially different from the future results, performance or achievements expressed or implied by such forward looking statements. Such risks, uncertainties and other important factors include among others; economic, business and political conditions, decreases in the market, the price of gold, hazards associated with mining, labour disruptions, changes in government, exchange rates, currency devaluations; inflation and other macro-economic factors. These forward looking statements speak only as of the date of this document.

The company undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

US Investors Should Note

The U.S. Securities and Exchange Commission (“SEC”) permits mining companies, in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. The Company may use certain terms in its publications such as “resources” that are prescribed by Canadian regulatory policy and guidelines but are not provided for in the SEC guidelines on publications and filings.

SUPPLEMENTAL INFORMATION TO THE MANAGEMENT'S DISCUSSION AND ANALYSIS

NON-GAAP PERFORMANCE MEASURES

The Company has included cash cost per ounce data, which are non-GAAP performance measures, in order to provide investors with information about the cash generating capabilities and profitability of the Company’s mining operations and comparability to other gold producers. The Company reports total cash cost per ounce wherein the cash cost equals the sum of operating costs inclusive of production-based taxes and management fees. The Company also reports Gold Institute (“GI”) cash cost per ounce data in accordance with the Gold Institute Standard, which the Company believes most gold producers follow. GI cash cost equals total cash cost, as described previously, adjusted for the inclusion of certain cash costs incurred in prior periods relating to current period production or the exclusion of certain cash costs incurred in the current period related to future production such as stockpiling, gold in process and stripping costs. These measures differ from measures determined in accordance with GAAP and should not be considered in isolation or as a substitute for measures of performance or liquidity prepared in accordance with GAAP. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP.

(in $000's except where noted)			2006			2005	2004
	Q1	Q2	Q3	Q4	Total	Total	Total
Net earnings from mining operations
100% Owned Mine
Rosebel	-	-	-	(1,063)	(1,063)	-	-
Doyon	-	-		2,157	2,157	-	-
SleepingGiant	-	-	-	(439)	(439)	-	-
Mupane	-	871	(1,351)	(2,441)	(2,921)	-	-
Joint ventures:
Sadiola	4,463	10,545	9,734	10,280	35,022	8,233	12,472
Yatela	8,543	13,695	5,197	8,236	35,671	8,252	5,370
Working Interests:
Tarkwa	7,185	5,963	4,813	5,505	23,466	13,736	7,740
Damang	1,616	2,049	944	798	5,408	1,732	5,409
As per segmented info note to FS	21,807	33,123	19,337	23,033	97,301	31,952	30,987

Rosebel
Gold revenue	-	-	-	26,974	26,974
Mining costs:
Total cash costs	-	-	-	(16,654)	(16,654)
By-product credit	-	-	-	51	51
Gold Institute cash costs	-	-	-	(16,603)	(16,603)	-	-
Change in bullion inventory	-	-	-	(3,083)	(3,083)	-	-
Exploration expensed	-	-	-	(241)	(241)	-	-
Foreign exchange and interest	-	-	-	(530)	(530)	-	-
Other non-cash adjustments	-	-	-	(23)	(23)	-	-
	-	-	-	(3,877)	(3,877)	-	-
Mining Costs	-	-	-	(20,480)	(20,480)	-	-
	-	-	-	6,494	6,494	-	-
Depreciation and depletion	-	-	-	(4,220)	(4,220)	-	-
Income taxes(recovery)	-	-	-	(3,127)	(3,127)	-	-
Non-controlling interest	-	-	-	(210)	(210)	-	-
Net Earnings	-	-	-	(1,063)	(1,063)	-	-
Gold production - 100% (000 oz)	-	-	-	40	40	-	-
Gold production - 95% (000oz)	-	-	-	38	38	-	-
Cash Costs per oz	-	-	-	416	416	-	-
GI cash costs (US$/oz)	-	-	-	416	416	-	-

(in $000's except where noted)			2006			2005	2004
	Q1	Q2	Q3	Q4	Total	Total	Total
Doyon
Gold revenue	-	-	-	14,267	14,267	-	-
Mining costs:	-	-	-
Total cash costs	-	-	-	(10,568)	(10,568)	-	-
By-product credit	-	-	-	162	162	-	-
Stockpile movement	-	-	-	4	4	-	-
Gold Institute cash costs	-	-	-	(10,402)	(10,402)	-	-
Change in bullion inventory	-	-	-	80	80	-	-
Exploration expensed	-	-	-	(886)	(886)	-	-
Foreign exchange and interest	-	-	-	(90)	(90)	-	-
Other non-cash adjustments	-	-	-	(212)	(212)	-	-
	-	-	-	(1,108)	(1,108)	-	-
Mining costs	-	-	-	(11,510)	(11,510)	-	-
	-	-	-	2,757	2,757	-	-
Depreciation and depletion	-	-	-	(469)	(469)	-	-
Income taxes(recovery)	-	-	-	(131)	(131)	-	-
Net Earnings	-	-	-	2,157	2,157	-	-
Gold production (000 oz)	-	-	-	23	23	-	-
Cash Costs per oz	-	-	-	451	451	-	-
GI cash costs (US$/oz)	-	-	-	451	451	-	-

Sleeping Giant
Gold revenue	-	-	-	4,685	4,685	-	-
Mining costs:
Total cash costs	-	-	-	(3,216)	(3,216)	-	-
By-product credit	-	-	-	95	95	-	-
Stockpile movement	-	-	-	(132)	(132)	-	-
Gold Institute cash costs	-	-	-	(3,253)	(3,253)	-	-
Change in bullion inventory	-	-	-	(110)	(110)	-	-
Foreign exchange and interest	-	-	-	(47)	(47)	-	-
Other non-cash adjustments	-	-	-	(23)	(23)	-	-
	-	-	-	(180)	(180)	-	-
Mining costs	-	-	-	(3,433)	(3,433)	-	-
	-	-	-	1,252	1,252	-	-
Depreciation and depletion	-	-	-	(1,638)	(1,638)	-	-
Income taxes(recovery)	-	-	-	(53)	(53)	-	-
Net Earnings	-	-	-	(439)	(439)	-	-
Gold production (000 oz)	-	-	-	8	8	-	-
Cash Costs per oz	-	-	-	429	429	-	-
GI cash costs (US$/oz)	-	-	-	446	446	-	-

Mupane						-	-
Gold revenue	-	14,351	12,595	12,017	38,963	-	-
Mining costs:					-	-	-
Total cash costs	-	(9,602)	(9,902)	(12,539)	(32,043)	-	-
Stockpile movement	-	801	217	(207)	811	-	-
Gold Institute cash costs	-	(8,801)	(9,685)	(12,746)	(31,232)	-	-
Change in bullion inventory	-	(678)	(236)	1,332	418	-	-
Exploration expensed	-	(60)	(90)	(128)	(278)	-	-
Foreign exchange and interest	-	(110)	(97)	23	(184)	-	-
Other non-cash adjustments	-	-	-	-	-	-	-
	-	(848)	(423)	1,227	(44)	-	-
Mining costs	-	(9,649)	(10,108)	(11,519)	(31,276)	-	-
	-	4,702	2,487	498	7,687	-	-
Depreciation and depletion	-	(4,243)	(3,648)	(4,453)	(12,344)	-	-
Other Expenses(Income)	-	-	-	-	-	-	-
Income taxes(recovery)	-	412	(190)	1,514	1,736	-	-
Net Earnings	-	871	(1,351)	(2,441)	(2,921)	-	-
Gold production (000 oz)	-	22	19	24	65	-	-
Cash Costs per oz	-	431	531	529	496	-	-
GI cash costs (US$/oz)	-	395	519	538	483	-	-

(in $000's except where noted)			2006			2005	2004
	Q1	Q2	Q3	Q4	Total	Total	Total
Sadiola (38% proportionate share):
Gold revenue	23,361	31,143	30,145	29,627	114,276	75,293	73,178
Mining costs:
Total cash costs	(13,442)	(15,212)	(14,123)	(17,148)	(59,925)	(50,603)	(44,600)
Stockpile movement	1,897	1,946	1,204	2,746	7,793	6,081	57
Gold in process	-	-	574	(150)	424	-	-
Gold Institute cash costs	(11,545)	(13,266)	(12,345)	(14,552)	(51,708)	(44,522)	(44,543)
Change in bullion inventory	21	299	(264)	410	466	(153)	183
Exploration expensed	(145)	(53)	(9)	(3)	(210)	(369)	(86)
Foreign exchange and interest	(1,456)	439	161	1,565	709	(6,042)	(330)
Other non-cash adjustments	25	24	21	536	606	-	-
	(1,555)	709	(91)	2,508	1,571	(6,563)	(233)
Mining costs	(13,100)	(12,557)	(12,436)	(12,044)	(50,137)	(51,086)	(44,776)
	10,261	18,586	17,709	17,583	64,139	24,207	28,402
Depreciation and depletion	(2,521)	(3,113)	(2,786)	(3,223)	(11,643)	(12,588)	(10,781)
Income taxes(recovery)	(3,277)	(4,928)	(5,189)	(4,080)	(17,474)	(3,385)	(5,149)
Net Earnings	4,463	10,545	9,734	10,280	35,022	8,233	12,472
Gold production - 100% (000 oz)	111	136	121	131	499	442	459
Gold production - 38% (000 oz)	42	52	46	50	190	168	174
Cash Costs per oz	318	295	307	345	316	306	258
GI cash costs (US$/oz)	273	257	269	293	273	270	258

Yatela (40% proportionate share):
Gold revenue	19,390	25,034	20,914	20,462	85,800	44,101	39,485
Mining costs:
Total cash costs	(7,775)	(9,487)	(8,918)	(10,153)	(36,333)	(28,639)	(28,299)
Cash cost adjustments:
Stockpile movement	1,175	835	250	(152)	2,108	(4,193)	4,053
Gold in process	738	1,163	(1,803)	510	608	(36)	1,369
Deferred stripping	(939)	(1,174)	2,408	1,799	2,094	6,751	(1,291)
	974	824	855	2,157	4,810	2,522	4,132
Gold Institute cash costs	(6,801)	(8,663)	(8,063)	(7,996)	(31,523)	(26,117)	(24,167)
Change in bullion inventory	(531)	-	-	304	(227)	(81)	(44)
Exploration expensed	(8)	(3)	-	-	(11)	-	(46)
Foreign exchange and interest	(358)	1,582	(205)	86	1,105	(1,634)	(47)
Other non-cash adjustments	176	190	191	184	741	-	-
	(721)	1,769	(14)	574	1,608	(1,715)	(137)
Mining costs	(7,522)	(6,894)	(8,077)	(7,422)	(29,915)	(27,832)	(24,304)
	11,868	18,140	12,837	13,040	55,885	16,269	15,181
Depreciation and depletion	(3,584)	(4,288)	(3,744)	(1,008)	(12,624)	(8,017)	(9,810)
Income taxes(recovery)	259	(157)	(3,896)	(3,796)	(7,590)	-	-
Net Earnings	8,543	13,695	5,197	8,236	35,671	8,252	5,370
Gold production - 100% (000 oz)	82	100	84	85	352	246	242
Gold production - 40% (000 oz)	33	40	34	34	141	98	97
Cash Costs per oz	236	238	265	298	258	294	306
GI cash costs (US$/oz)	207	217	239	234	224	269	263

Tarkwa (18.9% proportionate share):
Gold revenue	20,079	20,835	20,455	20,652	82,021	60,683	42,971
Mining costs:
Total cash costs	(11,110)	(11,555)	(12,020)	(12,262)	(46,947)	(37,091)	(27,331)
Gold in process	65	280	121	756	1,222	366	1,155
Gold Institute cash costs	(11,045)	(11,275)	(11,899)	(11,506)	(45,725)	(36,725)	(26,176)
Change in bullion inventory	-	-	-	-	-	(39)	-
Interest and other income	(33)	40	(198)	62	(129)	434	216
Other non-cash adjustments	-	-	-	-	-	-	-
	(33)	40	(198)	62	(129)	(473)	(216)
Mining costs	(11,078)	(11,235)	(12,097)	(11,444)	(45,854)	(36,330)	(25,960)
	9,001	9,600	8,358	9,208	36,167	24,352	17,011
Depreciation and depletion	(1,984)	(1,776)	(1,862)	(1,876)	(7,498)	(7,692)	(4,974)
Income taxes(recovery)	168	(1,861)	(1,683)	(1,827)	(5,203)	(2,924)	(4,297)
Net Earnings	7,185	5,963	4,813	5,505	23,466	13,736	7,740
Gold production - 100% (000 oz)	192	176	174	179	721	725	553
Gold production - 18.9% (000 oz)	36	33	33	34	136	137	105
Cash Costs per oz	306	347	366	363	345	271	261
GI cash costs (US$/oz)	304	339	363	340	336	268	250

(in $000's except where noted)			2006			2005	2004
	Q1	Q2	Q3	Q4	Total	Total	Total
Damang (18.9% proportionate share):
Gold revenue	6,447	6,611	5,699	5,971	24,728	19,287	22,799
Mining costs:
Total cash costs	(3,916)	(3,805)	(3,897)	(4,407)	(16,025)	(14,238)	(12,427)
Gold in process	(128)	115	(209)	(70)	(292)	(825)	35
Gold Institute cash costs	(4,044)	(3,690)	(4,106)	(4,477)	(16,317)	(15,063)	(12,392)
Exploration expensed	(57)	(101)	(65)	(28)	(251)	(362)	(375)
Interest income (expense)	19	146	5	13	183	166	25
Other non-cash adjustments	-	-	-	-	-	-	-
	(38)	45	(60)	(15)	(68)	(196)	(350)
Mining costs	(4,082)	(3,645)	(4,166)	(4,492)	(16,385)	(15,259)	(12,742)
	2,365	2,966	1,533	1,479	8,343	4,028	10,058
Depreciation and depletion	(278)	(268)	(247)	(316)	(1,109)	(1,436)	(2,550)
Income taxes(recovery)	(471)	(649)	(341)	(365)	(1,826)	(861)	(2,099)
Net Earnings	1,616	2,049	945	798	5,408	1,732	5,409
Gold production - 100% (000 oz)	62	56	48	52	218	230	296
Gold production - 18.9% (000 oz)	12	11	9	10	41	43	56
Cash Costs per oz	334	361	425	452	389	328	222
GI cash costs (US$/oz)	345	350	448	459	396	347	221

Total mining operations
Gold revenue	69,277	97,974	89,808	134,655	391,714	199,363	178,434
By-product credits	-	-	-	309	309	-	-
Revenue	69,277	97,974	89,808	134,964	392,023	199,363	178,434
Mining costs:
Total cash costs	(36,243)	(49,661)	(48,860)	(86,947)	(221,711)	(130,572)	(112,656)
Total cash adjustments	2,808	3,966	2,762	5,412	14,948	8,143	5,378
Gold Institute cash costs	(33,435)	(45,695)	(46,098)	(81,535)	(206,763)	(122,428)	(107,278)
Other	(2,347)	1,715	(786)	(809)	(2,227)	(9,279)	(986)
Mining costs	(35,782)	(43,980)	(46,884)	(82,344)	(208,990)	(131,707)	(108,264)
Mining costs - OMAI	-	-	-	(2,259)	(2,259)	-	-
By-product credits	-	-	-	(309)	(309)	-	-
Mining costs	(35,782)	(43,980)	(46,884)	(84,912)	(211,558)	(131,707)	(108,264)
	33,495	53,994	42,924	50,052	180,465	67,656	70,169
Depreciation	(8,367)	(13,688)	(12,287)	(17,203)	(51,545)	(29,733)	(28,116)
Income taxes	(3,321)	(7,183)	(11,299)	(11,865)	(33,668)	(7,170)	(11,545)
Non-controlling interest				(210)	(210)
Net earnings from all mines	21,807	33,123	19,338	20,774	95,042	30,753	30,509
Attributable Production (000 oz)	123	158	140	219	642	447	432
Weighted average total cash costs per
ounce ($/oz)	294	315	348	389	344	295	265
Weighted average Gold Institute cash
costs per ounce ($/oz)	271	290	329	369	322	276	248